

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 16, 2017

Ron Bentsur
Chief Executive Officer
UroGen Pharma Ltd.
9 Ha'Ta'asiya Street
Ra'anana 4365007, Israel

> **Re: UroGen Pharma Ltd.**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted March 9, 2017**
> **CIK No. 0001668243**

Dear Mr. Bentsur:

We have reviewed your amended draft registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Product Candidate Pipeline, page 3

1.   We note your revised presentation in the table. Please revise the presentation to indicate the present status of your clinical trials. For instance, it should be clear from the table, if true, that you are currently conducting Phase 2a trials for VesiGel and that you have completed Phase 1b trials for Vesimune.

2.   Please tell us your basis for reflecting in the table that MitoGel and BotuGel have undergone clinical testing. In this regard, it does not appear that you have included disclosure concerning clinical trials for these drugs and indications. In addition, your disclosure indicates that MitoGel has been used only pursuant to the FDA's Compassionate Use program, which, as you disclose on page 2, is a program that covers drug use that falls outside of clinical trials.

Risks Association With Our Business, page 7

3.   We refer to your first bullet point on page 8 which contains revised disclosure concerning PFIC status. We note that your disclosure in the prior draft submissions expressed uncertainty as to whether you would be classified as a PFIC in 2016. Given that your disclosure indicates that PFIC status in any taxable year may have implications for shareholders' tax treatment in future tax years, please revise to clarify whether PFIC status in 2016 or prior years would or would not impact the tax treatment for US purchasers in this offering. To the extent that PFIC status in 2016 or prior tax years would impact the tax treatment of US investors purchasing in this offering, please revise to indicate whether you were a PFIC in 2016 or any prior years.

Notes to the Consolidated Financial Statements
Note 2: Significant Accounting Policies
j. Revenue recognition, page F-9

4.   Regarding your license agreement with Allergan, please address the following:
- Clarify whether "consideration received" as discussed in the fourth paragraph equates to "arrangement consideration" as used in ASC 605-25.
- Clarify that the $17.5 million upfront fee represents "arrangement consideration."
- Assuming it does, clarify how your allocation based on the relative selling price of each deliverable complies with ASC 605-25-30-2. In this regard, it is not clear to us why the fact that the supply services may be priced at estimated selling price results in the entire upfront fee being allocated to license component.
- Explain to us how the license deliverable from your license agreement with Allergan can have standalone value from the supply services deliverable. In this regard, it appears from the penultimate paragraph on page 93 that Allergan must receive clinical supply of RTGel through at least Phase 2 clinical trials from you and that it cannot conduct its development activities without this supply.

You may contact Mark Brunhofer at (202) 551-3638 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joshua A. Kaufman, Esq.
        Cooley LLP